Northern Lights Variable Trust

17605 Wright Street

Omaha, NE 68130

April 30, 2014

Public Filing Desk U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

Re:	Northern Lights Variable Trust (CIK No. 0001352621, File Nos. 333-131820; 811-21853) Request for Withdrawal of Amendment to Registration Statement on Form N-1A

Dear Sir or Madam:

Northern Lights Variable Trust (the “Trust”) has determined that the Post-Effective Amendment No. 110 filed pursuant to Rule 485(b) on its behalf on April 15, 2014 (accession number SEC Accession No. 0000910472-14-001668) (the "Amendment") was filed in error and that it is in the best interests of the Trust and the public that the filing be withdrawn.  Accordingly, pursuant to Rule 477(a) under the Securities Act of 1933, the Trust hereby requests that the Amendment be withdrawn.  Please direct any questions concerning this letter to me at (631) 470-2619 or Cassandra Borchers at Thompson Hine LLP, counsel to the Trust at (513) 352-6632.

Very truly yours,
/s/ James P. Ash
James P. Ash Esq.
Secretary, Northern Lights Variable Trust